# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Container Store Group, Inc., CIK 0001411688
CUSIP: 210751103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 500 Freeport Parkway, Coppell, Texas (TX), 75019
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-109434
Filed by CIK 0001604350

## Reporting persons
- Glendon Capital Management L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The shares reported in the table above represent the balance as of January 28, 2025, the date the Company emerged from bankruptcy, at which point all of the Company's common stock was canceled.
- Matthew Barrett: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The shares reported in the table above represent the balance as of January 28, 2025, the date the Company emerged from bankruptcy, at which point all of the Company's common stock was canceled.
- Glendon Opportunities Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The shares reported in the table above represent the balance as of January 28, 2025, the date the Company emerged from bankruptcy, at which point all of the Company's common stock was canceled.

## Item 1. Issuer
Name of issuer: Container Store Group, Inc.
Address of issuer's principal executive offices: 500 Freeport Parkway, Coppell, Texas, 75019

## Item 2. Person Filing
Name of person filing:
(1) Glendon Capital Management L.P.

(2) Matthew Barrett

(3) Glendon Opportunities Fund II, L.P
Address of principal business office or, if none, residence:
(1) Glendon Capital Management L.P.: 2425 Olympic Blvd., Suite 500E, Santa Monica, CA 90404

(2) Matthew Barrett: 2425 Olympic Blvd., Suite 500E, Santa Monica, CA 90404

(3) Glendon Opportunities Fund II, L.P.: Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Rd, Georgetown, Grand Cayman, KY1-9008 Cayman Islands
Citizenship:
(1) Glendon Capital Management L.P.: Delaware limited partnership

(2) Matthew Barrett: United States Citizen

(3) Glendon Opportunities Fund II, L.P.: Cayman Islands exempted limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(1) Glendon Capital Management L.P.: 0

(2) Matthew Barrett: 0

(3) Glendon Opportunities Fund II, L.P.: 0
Percent of class:
(1) Glendon Capital Management L.P.: 0%

(2) Matthew Barrett: 0%

(3) Glendon Opportunities Fund II, L.P.: 0%
Sole power to vote or to direct the vote:
(1) Glendon Capital Management L.P.: 0

(2) Matthew Barrett: 0

(3) Glendon Opportunities Fund II, L.P.: 0
Shared power to vote or to direct the vote:
(1) Glendon Capital Management L.P.: 0

(2) Matthew Barrett: 0

(3) Glendon Opportunities Fund II, L.P.: 0
Sole power to dispose or to direct the disposition:
(1) Glendon Capital Management L.P.: 0

(2) Matthew Barrett: 0

(3) Glendon Opportunities Fund II, L.P.: 0
Shared power to dispose or to direct the disposition:
(1) Glendon Capital Management L.P.: 0

(2) Matthew Barrett: 0

(3) Glendon Opportunities Fund II, L.P.: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
On January 28, 2025, Container Store Group, Inc. (the "Issuer") emerged from chapter 11 bankruptcy protection. Pursuant to the Issuer's bankruptcy plan of reorganization, all of the Issuer's existing shares of common stock were canceled. A copy of the Issuer's Form 8-K announcing its emergence from bankruptcy and the cancellation of the common stock is referenced as an exhibit attached hereto.

Exhibit 1 - Joint Filing Agreement, by and among the Reporting Entities, dated as of February 14, 2025.

Exhibit 2 - https://www.sec.gov/ix?doc=/Archives/edgar/data/0001411688/000110465925007267/tm254690d1_8k.htm

## Signatures
- Glendon Capital Management L.P.: Haig Maghakian, Haig Maghakian / Chief Compliance Officer / General Counsel (02/12/2025)
- Matthew Barrett: Matthew Barrett, Matthew Barrett / Individual (02/12/2025)
- Glendon Opportunities Fund II, L.P.: Haig Maghakian, Haig Maghakian / Authorized Person (02/12/2025)